Exhibit 11
Computation of Per-Share Earnings
Milacron Inc. and Subsidiaries
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands, except per-share amounts)	2007	2006	2007	2006

Loss from continuing operations	$(388)	$(14,280)	$(11,052)	$(23,905)
Discontinued operations	265	—	135	17

Net loss	(123)	(14,280)	(10,917)	(23,888)
Less preferred dividends	(1,560)	(1,560)	(3,120)	(3,120)
Less beneficial conversion feature related to Series B Preferred Stock	(779)	(779)	(1,558)	(1,558)

Net loss applicable to common shareholders	$(2,462)	$(16,619)	$(15,595)	$(28,566)

Basic income (loss) per share:
Weighted-average common shares outstanding	4,925	4,822	4,910	4,812

Per-share amount:
Continuing operations	$(.55)	$(3.45)	$(3.21)	$(5.94)
Discontinued operations	.05	—	.03	—

Net loss	$(.50)	$(3.45)	$(3.18)	$(5.94)

Diluted income (loss) per share:
Weighted-average common shares outstanding (a)	4,925	4,822	4,910	4,812

Per-share amount:
Continuing operations	$(.55)	$(3.45)	$(3.21)	$(5.94)
Discontinued operations	.05	—	.03	—

Net loss	$(.50)	$(3.45)	$(3.18)	$(5.94)

(a)	In both years, (i) the 5.7 million common shares into which the 6% Series B Convertible Preferred Stock is convertible and (ii) potentially dilutive restricted shares are excluded because their inclusion would result in a smaller loss per common share.

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